Exhibit 21.1

LIST OF

SUBSIDIARIES OF

RIVERSTONE LTD

Name	Jurisdiction

D&J Industries (Hong Kong) Company Limited	Hong Kong
Ka Yee Development Limited	Hong Kong
D&J Garment (Ganzhou) Co., Ltd.	People’s Republic of China
D&J Garment (Garment (Ganzhou) Co., Ltd.	People’s Republic of China
Marvel G.F.S.C. Limited	Hong Kong
Rocksolid Holdings Limited	British Virgin Islands
WeDress Inc	United States
WeDress Pty Ltd	Australia
WeDress Pty UK Ltd	United Kingdom
WeDress Mexico S. de R.L. de C.V.	Mexico